FINAL TERM SHEET

Filed pursuant to Rule 433

February 21, 2019

Relating to

Preliminary Prospectus Supplement dated February 21, 2019 to

Prospectus dated August 17, 2017

Registration Statement No. 333-219926

Stifel Financial Corp.

6,000,000 depositary shares, each representing a 1/1000th interest in a share of

6.25% Non-Cumulative Preferred Stock, Series B

Pricing Term Sheet

Issuer:	Stifel Financial Corp. (NYSE: SF)

Security:	Depositary Shares, each representing a 1/1000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series B

Size:	$150,000,000 (6,000,000 Depositary Shares representing an aggregate of 6,000 shares of Series B Preferred Stock)

Over-allotment Option:	$22,500,000 (900,000 Depositary Shares representing an aggregate of 900 shares of Series B Preferred Stock)

Expected Ratings*:	BB- (S&P) / B+ (Fitch)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share of Series B Preferred Stock (equivalent to $25.00 per depositary share)

Dividend Rate (Non-Cumulative):	6.25% per annum from the date of issuance

Dividend Payment Dates:	When, as and if declared, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2019 on a non-cumulative basis

Day Count:	30/360

Optional Redemption:	Subject to any required approval of the Federal Reserve, on or after March 15, 2024, the Issuer may, at its option, redeem the Preferred Stock, and thus redeem a proportionate number of depositary shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per depositary share plus an amount equal to all declared and unpaid dividends, and without accumulation of any undeclared dividends thereon to the date of redemption

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share

Expected Net Proceeds, before Expenses, to the Issuer:	$145,275,000

Use of Proceeds:	General corporate purposes

Trade Date:	February 21, 2019

Settlement Date:

February 28, 2019 (T+5)

It is expected that delivery of the depositary shares will be made through the facilities of DTC on or about February 28, 2019, which will be the fifth business day following the initial sale of the depositary shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares before the delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle on a delayed basis, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Co-Manager:	JMP Securities LLC

Expected Listing:	The Issuer intends to file an application to list the Depositary Shares under the symbol “SF PrB” on the New York Stock Exchange.

CUSIP / ISIN for the Depositary Shares:	860630 706 / US8606307069

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Stifel Financial Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Stifel Financial Corp. has filed with the U.S. Securities and Exchange Commission (“SEC”) for more complete information about Stifel Financial Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling Keefe, Bruyette & Woods, Inc. toll-free at 1-800-966-1559, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

This pricing term sheet supplements the preliminary prospectus supplement filed by Stifel Financial Corp. on February 21, 2019 with the SEC relating to its prospectus dated August 17, 2017.

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